Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Allergan plc

Subject Company: Pfizer Inc.

Commission File Number: 001-03619

Date: February 23, 2016

DATE:	February 23, 2016
TO:	All Employees
FROM:	Corporate Communications
Re:	Brent Saunders Highlights 4Q15 Performance on CNBC’s Mad Money

Yesterday, Brent Saunders was a guest on CNBC’s business television show, Mad Money with Jim Cramer. In the feature interview, Brent highlighted our extraordinary performance in the fourth quarter of 2015 delivered while simultaneously planning for our milestone deals with Teva and Pfizer. He also discussed some of the many prospects of our Brands pipeline and how our commitment to R&D will continue to drive our growth and success.

You can watch the clip on myAGN HERE (network connectivity is required to view).

Mad Money: Brent Saunders Interview

February 23, 2016

CNBC

Jim Cramer: The last time we checked in with Cramer fave pharmaceutical heavyweight Allergan the company had just announced it was merging with Pfizer in what I consider to be a very smart deal. Since then though, Allergan’s stock has been slammed thanks to all the political grand standing against higher drug prices. However, this morning Allergan reported a terrific quarter, with the company delivering a seven cent earnings beat off of a $3.34 basis along with higher than expected revenue driven in part by strong sales but a lot of other good things, too. Sure the stock jumped today but I think there it has a lot more room to run going into this merger with Pfizer. Don’t take it from me though, let’s check in with Brent Saunders the bankable President and CEO of Allergan—find out more about his Company’s prospects as the Pfizer deal approaches. Mr. Saunders, welcome back to “Mad Money.” Have a seat Brent.

Brent Saunders: Thank you for having me.

Cramer: Alright, now I am just going to put it to you. This was by far the best quarter I have ever seen. You have. It was also the best quarter of any pharmaceutical company, biotech or drug, I mean just the number of new approvals, just the strong leadership positions, what you are doing, the number of billion dollar franchises. I have to tell you, I think your stock would be up more if you were not merging with Pfizer. And I am trying to rationalize that.

Saunders: Yea, of course, it was a great quarter. The team performed exceptionally well. And keep in mind, we are divesting a business to Teva and we are doing a pre-integration with Pfizer. So, despite those distractions they delivered.

Cramer: And that’s what I thought. I was so worried about a noisy quarter, Brent. I thought for sure that I wouldn’t be able to understand this. This was your cleanest quarter of all the mergers you have done. This was the one that showed in the central nervous system how you dominate, women’s health you dominate. I have got to tell you there are areas I didn’t even know, obviously aesthetics, but urology you are dominating, irritable bowel. I mean, there is so much going on here. Is this the right time really to merge?

Saunders: Well, I think it is. I think this industry is going through massive change which requires massive consolidation. And I think this combination with Pfizer does create the world leader in biopharmaceuticals. And for an Allergan shareholder owning 44% of this combined pro forma entity is the best position in my belief.

Cramer: Ok then, you guys gave us an opening in the conference call, you said that both, well Ian was not on the call, the CEO of Pfizer and you are both baffled by where the stock is. And I’m baffled. You made it very clear that Teva is going to go through with this—it looks like the inversion. I thought you would duck questions on both Teva and the inversion and you didn’t, you took them head on. And I felt so great about this, I said the gap, that maybe the 80-point gap, Brent, is going to close. But people are still fearful.

Saunders: Right. It is baffling to me, and it is baffling to Ian Read. And in fact, I spoke to him today.

Cramer: You did? What did he say?

Saunders: He said he is as baffled as I am. And that was not the reason we were talking, but we brought that up. Look, I think there is just this anomaly in the market and I’m confident, as probably you know better than I, the market will correct overtime. And it will become right at some point. But it is a great opportunity for anybody in either of these two companies to get in.

Cramer: And the $40 billion that you hope to get, maybe it is April, maybe May?

Saunders: We are still optimistic for the end of the quarter. But it could slip into the first part of second quarter, so it could be April. You know, Teva is controlling that show, but they are doing a great job and they are working incredibly hard.

Cramer: Ok, let’s talk about the company as if it were not merging, not that—obviously it is merging and I’m in favor of the merger. But pipeline milestones, just going to give you a lightning round. Aesthetics.

Saunders: Yea, we have a lot. We have Kybella launching for sub-mental fullness and we have Botox for forehead lines, which I may need.

Cramer: I don’t think so. Botox, many new indications, but no mention of what they are.

Saunders: Well, we did we talk about forehead lines. We have crow’s feet outside the U.S. and we have depression still under way. But the data for the depression study is at best the end of the year, maybe first quarter next year.

Cramer: Ok, because you know there have been very many attempts to do depression and a lot of them, even the best to come out recently have failed. How do you have any confidence in this one? It’s been so hard.

Saunders: We have a long history in depression going back to Lexapro, right. So we understand depression, if there ever was a Company to do a drug like Botox and depression, we have that expertise in our regulatory and clinical development organization. But you have to let the studies to play out, and see where the data falls. We are optimistic, but it is a data driven decision and we’ll see how the data reads out at the end of the year.

Cramer: Gastroenterology. What have you got?

Saunders: Well, we just got Viberzi for IBSD approved. We have a drug called Relamorelin for diabetic gastroparesis, we get Phase 2b data second half of the year. Very, potentially very exciting new treatment for category or disease that has not had a treatment in 30 years.

Cramer: These were all break through which I thought was terrific. Now, we have to talk about the election. When Hillary Clinton tweeted about drugs they still come back to you. Obviously, every company has had price increases, but when I look through these, this is breakthrough. I mean, witness the number of FDA approvals, you had the most, 10%. So, I come back and say, is this a stock you also think we have to keep watching whether Bernie Sanders does well so Hillary Clinton stays tough even though she received a huge amount of money for the drug companies?

Saunders: Yea, I think all the candidates, Hillary Clinton, Donald Trump, Bernie Sanders, whoever it is, it is rhetoric. And we have to parse the rhetoric from the reality. I think going after an industry that comprises less than 10% of the total cost of health care, drug price increases are highly negotiated. Drugs do save the system money. We have a drug Dolavance, once a day antibiotic—once and done, antibiotic. It used to be ten days in the hospital on Vancomycin. You are talking about a couple thousand dollars. So we do things that really save the system money, that improves people’s lives and ultimately, you know, many drugs now cure people. So going after the 10% that does so much good for society is really just rhetoric. It’s a great talking point, we are a good whipping post. Unfortunately, that is the case because everybody in this industry comes to work every day trying to do good for people.

Cramer: Now one last question, when I looked at the time frame, I know that Teva has to close, but it seemed like you laid out a pretty clear description of what the Treasury might want with these rules and how if they have not suggested this third course by now, you have got to be in pretty good shape.

Saunders: We think we are. And look, we constructed this deal in a highly legal way. Consulting the world’s best advisers on how to do it. And we followed the law. Right?

Cramer: Right.

Saunders: And the Treasury has issued two notices. We followed those. They are still promulgating those regulations. We believe that, and this is America, once you follow the law you should have some certainty. for them to come in and try to change this in the ninth inning seems a little unfair. But that being said, this deal will go through.

Cramer: All right, terrific. It was a great quarter. I think that the Pfizer merger is terrific. But this quarter alone would have propelled the stock substantially. That’s Brent Saunders, the President and CEO of Allergan. It is the most transparent of the drug companies. Everything we talked about is right there in the filings.

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

This communication is not intended to be and is not a prospectus for the purposes of Part 23 of the Companies Act 2014 of Ireland (the “2014 Act”), Prospectus (Directive 2003/71/EC) Regulations 2005 (S.I. No. 324 of 2005) of Ireland (as amended from time to time) or the Prospectus Rules issued by the Central Bank of Ireland pursuant to section 1363 of the 2014 Act, and the Central Bank of Ireland (“CBI”) has not approved this communication.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC

In connection with the proposed transaction between Allergan plc (“Allergan”) and Pfizer Inc. (“Pfizer”), Allergan will file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a Joint Proxy Statement of Allergan and Pfizer that also constitutes a Prospectus of Allergan (the “Joint Proxy Statement/Prospectus”). Allergan and Pfizer plan to mail to their respective shareholders the definitive Joint Proxy Statement/Prospectus in connection with the transaction. INVESTORS AND SECURITY HOLDERS OF ALLERGAN AND PFIZER ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ALLERGAN, PFIZER, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Joint Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Allergan and Pfizer through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents filed with the SEC by Allergan by contacting Allergan Investor Relations at investor.relations@actavis.com or by calling (862) 261-7488 and will be able to obtain free copies of the documents filed with the SEC by Pfizer by contacting Pfizer Investor Relations at Bryan.Dunn@pfizer.com or by calling (212) 733-8917.

PARTICIPANTS IN THE SOLICITATION

Allergan, Pfizer and certain of their respective directors, executive officers and employees may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of Allergan and Pfizer in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Joint Proxy Statement/Prospectus when it is filed with the SEC. Information regarding Allergan’s directors and executive officers is contained in Allergan’s proxy statement for its 2015 annual meeting of shareholders, which was filed with the SEC on April 24, 2015, and certain of Allergan’s Current Reports on Form 8-K. Information regarding Pfizer’s directors and executive officers is contained in Pfizer’s proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 12, 2015, and certain of Pfizer’s Current Reports on Form 8-K.

Allergan Cautionary Statement Regarding Forward-Looking Statements

Statements contained in this communication that refer to Allergan’s anticipated future events, estimated or anticipated future results, or other non-historical facts are forward-looking statements that reflect Allergan’s current perspective of existing trends and information as of the date of this communication. Forward-looking statements generally will be accompanied by words such as “anticipate”, “target”, “possible”, “potential”, “predict”, “project”, “forecast”, “out-look”, “guidance”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “might”, “would”, “could” or “should” or other similar words, phrases or expressions or the negatives thereof. Such forward-looking statements include, but are not limited to, statements about the benefits of the proposed transaction, including future financial and operating results and synergies, Allergan’s, Pfizer’s and the combined company’s plans, objectives, expectations and intentions, and the expected timing of completion of the transaction. It is important to note that Allergan’s goals and expectations are not predictions of actual performance. Actual results may differ materially from Allergan’s current expectations depending upon a number of factors affecting Allergan’s business, Pfizer’s business and risks associated with business combination transactions. These factors include, among others, the inherent uncertainty associated with financial projections; restructuring in connection with, and successful closing of, the proposed transaction; subsequent integration of Allergan and Pfizer and the ability to recognize the anticipated synergies and benefits of the proposed transaction; the ability to obtain required regulatory approvals for the transaction (including the approval of antitrust authorities necessary to complete the transaction), the timing of obtaining such approvals and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction; the ability to obtain the requisite Allergan and Pfizer shareholder approvals; the risk that a condition to closing of the proposed transaction may not be satisfied on a timely basis or at all; the failure of the proposed transaction to close for any other reason; risks relating to the value of the Allergan shares to be issued in the transaction; the anticipated size of the markets and continued demand for Allergan’s and Pfizer’s products; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; market acceptance of and continued demand for Allergan’s and Pfizer’s products; difficulties or delays in manufacturing; the risks of fluctuations in foreign currency exchange rates; the risks and uncertainties normally incident to the pharmaceutical industry, including product liability claims and the availability of product liability insurance on reasonable terms; the difficulty of predicting the timing or outcome of pending or future litigation or government investigations; periodic dependence on a small number of products for a material source of net revenue or income; variability of trade buying patterns; changes in generally accepted accounting principles; risks that the carrying values of assets may be negatively impacted by future events and circumstances; the timing and success of product launches; costs and efforts to defend or enforce intellectual property rights; the availability and pricing of third party sourced products and materials; successful compliance with governmental regulations applicable to Allergan’s and Pfizer’s facilities, products and/or businesses; changes in the laws and regulations affecting, among other things, pricing and reimbursement of pharmaceutical products; risks associated with tax liabilities, or changes in U.S. federal or international tax laws or interpretations to which they are subject, including the risk that the Internal Revenue Service disagrees that Allergan is a foreign corporation for U.S. federal tax purposes; the loss of key senior management or scientific staff; and such other risks and uncertainties detailed in Allergan’s periodic public filings with the Securities and Exchange Commission, including but not limited to Allergan’s Annual Report on Form 10-K for the year ended December 31, 2014, Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2015, and from time to time in Allergan’s other investor communications. Except as expressly required by law, Allergan disclaims any intent or obligation to update these forward-looking statements.

Applicability of the Irish Takeover Rules

As the transaction constitutes a “reverse takeover transaction” for the purposes of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013, (the “Irish Takeover Rules”), Allergan is no longer in an offer period and therefore Rule 8 of the Irish Takeover Rules does not apply to the transaction from the date of the announcement of the transaction and therefore there is no longer a requirement to make dealing disclosures pursuant to Rule 8.

Statement Required by the Irish Takeover Rules

The directors of Allergan accept responsibility for the information contained in this communication relating to Allergan and the directors of Allergan and members of their immediate families, related trusts and persons connected with them. To the best of the knowledge and belief of the directors of Allergan (who have taken all reasonable care to ensure such is the case), the information contained in this communication for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

J.P. Morgan Limited (which conducts its UK investment banking business as J.P. Morgan Cazenove) (“J.P. Morgan”), which is authorised and regulated in the United Kingdom by the Financial Conduct Authority, is acting as financial adviser exclusively for Allergan and no one else in connection with the matters set out in this announcement and will not regard any other person as its client in relation to the matters in this announcement and will not be responsible to anyone other than Allergan for providing the protections afforded to clients of J.P. Morgan or its affiliates, nor for providing advice in relation to any matter referred to herein.

Morgan Stanley & Co. LLC acting through its affiliate, Morgan Stanley & Co. International plc, is financial advisor to Allergan and no one else in connection with the matters referred to in this announcement. In connection with such matters, Morgan Stanley & Co. LLC, Morgan Stanley & Co. International plc, each of their affiliates and each of their and their affiliates’ respective directors, officers, employees and agents will not regard any other person as their client, nor will they be responsible to any other person other than Allergan for providing the protections afforded to their clients or for providing advice in connection with the contents of this announcement or any other matter referred to herein.

Unless otherwise defined, capitalized terms used in this Statement Required by the Irish Takeover Rules shall have the meaning given to them in the transaction-related press release issued by Allergan and Pfizer on November 23, 2015.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF SUCH JURISDICTION.

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